UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40450

OceanTech Acquisitions I Corp.

(Exact name of registrant as specified in its charter)

515 Madison Avenue, 8th Floor - Suite 8133

New York, New York 10022

(Address, including zip code, of registrant’s principal executive offices)

Registrant’s telephone number, including area code: (929) 412-1272

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	OTECU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	OTEC	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	OTECW	The Nasdaq Stock Market LLC

(Title of each class of securities covered by this Form)

*Registrant was suspended from trading on Nasdaq on January 24, 2024. Registrant’s market maker received approval of its Form 211 from FINRA on April 24, 2024 to begin trading over the counter with the symbol “OTAC” pending resolution with Nasdaq.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Outstanding public warrants are 10,326,000 as of May 31, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, OceanTech Acquisitions I Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 4, 2024	By:	/s/ Surendra Ajjarapu
	Name:	Surendra Ajjarapu
	Title:	Chief Executive Officer